Filed pursuant to Rule 424(b)(5)

Registration No. 333-280757

SUPPLEMENT NO. 2 TO

PROSPECTUS SUPPLEMENT DATED OCTOBER 25, 2024

(To Prospectus dated August 6, 2024)

Up to $20,000,000

Common Stock

This prospectus supplement amends and supplements the prospectus dated August 6, 2024, filed as a part of our registration statement on Form S-3 (File No. 333-280757) as amended by our prospectus supplements dated October 25, 2024 and April 3, 2025 (the “Prior Prospectuses”). This prospectus supplement should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectuses to register the offer and sale of our common stock, par value $0.001 per share, from time to time pursuant to the terms of that certain At The Market Offering Agreement, or the sales agreement, between H.C. Wainwright & Co., LLC, or Wainwright, acting as the agent, and us (the “ATM Offering”).

We are filing this prospectus supplement to amend the Prior Prospectuses to increase the maximum aggregate gross sales price of our common stock that may be offered, issued and sold under the sales agreement from and after the date hereof to $20,000,000 (the “ATM Offering Size Increase”), not including the shares of common stock previously sold. Under the prospectus supplement dated October 25, 2024, we initially registered up to $35,000,000 of our common stock for offer and sale pursuant to the sales agreement, which was reduced to $11,840,454 pursuant to the prospectus supplement dated April 3, 2025. As of the date of the filing of this prospectus supplement, we have sold 1,370,607 shares of our common stock that are covered by the Prior Prospectuses pursuant to the sales agreement for an aggregate gross sales proceeds of $17,771,951.

The purpose of this prospectus supplement is to update the Prior Prospectuses to reflect the ATM Offering Size Increase. Except as modified by this prospectus supplement, the terms of the ATM Offering remain unchanged, and the sales agreement remains in full force and effect.

Our prior prospectus supplement dated April 3, 2025 indicated that we were, at that time, subject to General Instruction I.B.6. of Form S-3, which limited the amount that we were able to sell under the registration statement of which the prospectus forms a part. We are currently no longer subject to the offering limits imposed by General Instruction I.B.6. of Form S-3. If we become subject to the offering limits in General Instruction I.B.6. of Form S-3 in the future, we will file another prospectus supplement.

Our common stock is traded on The Nasdaq Capital Market under the symbol “ADTX.” On December 12, 2025, the last reported sale price of our common Stock as reported on the Nasdaq Capital Market was $2.24 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is December 12, 2025.